SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         April 2005

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: May 12, 2005	By: /s/ David Lymburn David Lymburn Corporate Secretary

EXHIBIT INDEX

1	Letter dated April 6, 2005 to the Australian Stock Exchange

2	Letter dated April 8, 2005 to the Australian Stock Exchange

3	Letter dated April 29, 2005 to the Australian Stock Exchange

4	Form 604 Notice of Change of Interests of Substantial Holder

EXHIBIT 1

ALLIED GOLD LTD ACN 104 855 067 ABN 86 104 855 067	Unit 15, Level 1, 51-53 Kewdale Road
Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: 61 8 9353 3638
Facsimile: 61 8 9353 4894
Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

6 April 2005

Australian Stock Exchange
Company Announcements Office

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

SETTLEMENT OF ACQUISITION OF JOINT VENTURE INTERESTS

Allied Gold Limited (“ALD”) announces that it has settled the acquisition of the outstanding interests in the Simberi Mining Joint Venture (“SMJV”) and the Tabar Exploration Joint Venture (“TEJV”) from Canadian listed company Simberi Gold Corporation.

As a result of this acquisition, ALD holds a 100% interest in the Tabar Islands Gold Project and the Joint Venture Agreements have been terminated.

ALD now owns 100% of mining lease ML136 which covers the central and eastern portions of Simberi Island and which hosts the Simberi Oxide Gold Project. Simberi Gold Corporation retains a 12.5% free carried interest in the Simberi Oxide Gold Project until the earlier of a decision to mine being made by ALD, or 31 December 2009. The 12.5% free carried interest is convertible into ALD shares at the greater of 50 cents, the 28 day volume weighted average price or the last price at which ALD has raised equity capital.

ALD also owns 100% of exploration licence EL609 which covers all of the Tabar Island Group not covered by ML136.

With the settlement now complete ALD’s immediate objectives are to;

•	complete exploration and reserve definition at the Sorowar oxide gold deposit on Simberi Island,

•	finalise the Simberi Oxide Gold Project Feasibility Study to enable project development,

•	accelerate exploration for sulphide and additional oxide gold deposits throughout the Tabar Island Group and to

•	select and mandate a bank to provide the debt funded portion of the Simberi Oxide Project financing.

Finalisation of the Simberi Oxide Gold Project Feasibility Study is expected by mid-2005.

Yours faithfully

J. J. Moore
Managing Director

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au  e-mail

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management’s beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

EXHIBIT 2

ALLIED GOLD LTD ACN 104 855 067 ABN 86 104 855 067	Unit 15, Level 1, 51-53 Kewdale Road
Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: 61 8 9353 3638
Facsimile: 61 8 9353 4894
Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

8 April 2005

Australian Stock Exchange
Company Announcements Office

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

RMB RESOURCES LIMITED MANDATED TO ARRANGE FINANCE FOR THE SIMBERI
OXIDE GOLD PROJECT

Allied Gold Limited (ASX:ALD) is pleased to announce that it has mandated RMB Resources Limited (“Rand”) to arrange a finance facility of up to US$25 million (if required) for the development of the Simberi Oxide Gold Project in the New Ireland Archipelago of eastern PNG (see map attached).

Allied believes that this relationship with Rand is a major step forward for the fast-track development of the project, particularly in light of Rand’s demonstrated commercial and technical operations expertise gained from its existing presence in PNG. Rand is also presently involved in the financing of the Kainantu gold project in the Eastern Highlands Province of PNG.

An immediate benefit of the financing mandate is that the key technical and commercial components of project development that impact on the loan documentation process have now been identified and prioritised for due diligence by Rand. This due diligence process will commence immediately with a site visit by key Rand personnel.

Allied remains on track to achieve its aim of completing the upgraded Simberi Feasibility Study by mid-2005 with the aim of finalising the loan facility documentation during July 2005. An indicative timetable for project development is;

•	May 2005	finalise Sorowar reserve definition finalise mining and processing flowsheet and capital cost estimation

•	June 2005	Completion of definitive Feasibility Study Completion of Rand due diligence

•	July 2005	Completion of loan documentation process Close facility documentation

•	August 2005	Award construction contract

•	Quarter 3 2006	Commission oxide gold project with initial production >50,000 oz pa

Tabar Islands Gold Project Outlook

The Tabar Islands Gold Project comprises a mining lease and exploration licence covering essentially all of the landmass of the three mineralised islands (280km2) forming the Tabar Islands Group. On the northernmost island (Simberi Island) exploration to date has identified gold resources of 1.59 million ounces from which the oxide project gold reserves will be sourced;

•	Simberi Oxide Resources

Measured, indicated and inferred (free-milling type – 0.5 g/t cutoff) 22.2 million tonnes at 1.24 g/t Au (887,000 ounces)

•	Simberi Sulphide Resources

Inferred (refractory type – variable Au base cut-offs, no top cut) 5.0 million tonnes at 4.38 g/t Au (704,000 ounces)

With the benefit of extremely favourable oxide gold kinetics and a simple mining/processing route, Allied is developing a Stage 1 oxide project scheduled to produce at an annualised rate of >50,000 ounces of gold.

The Simberi oxide gold deposits represent the oxidised caps to underlying gold-sulphide systems. The sulphide resources are earmarked for further resource and reserve definition work prior to the subsequent development of a Stage 2 sulphide mining operation which is expected to contribute sufficient additional gold production to underpin annualised production of >100,000 ounces.

As well as continuing with aggressive exploration to better understand and extend the dimensions of the known mineralised systems on Simberi Island, the Company has commenced intensive geophysical and surface geochemical-based exploration programmes to advance the exploration of epithermal gold and porphyry-type gold/copper targets on Tatau Island to the south of Simberi Island.

This preparatory work is expected to further add targets to those already earmarked for drilling during the third quarter of 2005.

Yours faithfully

J. J. Moore
Managing Director

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au  e-mail

150°00'E
154°00'E
TABAR ISLANDS GOLD PROJECT
2°00'S
Pacific Ocean
Tabar Group
Lihir Group
Tanga Group
New Ireland
Bismarck Sea
N
Feni Islands
New Britain
6°00'S
New Guinea
Bougainville Island
0
200km
Solomon Sea

*The information in this Stock Exchange Announcement that relates to exploration results, mineral resources or ore reserves, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".*

***Forward-Looking Statements***

EXHIBIT 3

# ALLIED GOLD LTD

ACN 104 855 067

29 April 2005

Australian Stock Exchange
Company Announcements

## QUARTERLY REPORT FOR THE PERIOD ENDING 31 MARCH 2005

## HIGHLIGHTS

- Allied now holds a **100% interest in the Tabar Islands Gold Project** following settlement of the acquisition of outstanding interests.

- **$10.5 million raised** by way of a fully subscribed placement and Shareholder Purchase plan.

- RC drilling completed at the southern portion of the Sorowar Gold Deposit with **thick high grade intersections being recorded from a previously unknown west dipping extension to Sorowar**. Results include;

    - **31m at 8.01 g/t Au** from 23m in RC 957
    - **45m at 6.26 g/t Au** from 37m in RC 943
    - **13m at 5.88 g/t Au** from 21m in RC 972
    - **24m at 5.83 g/t Au** from 71 m in RC 972
    - **25m at 4.67 g/t Au** from 69m in RC 969
    - **12m at 4.49 g/t Au** from 12m in RC 942
    - **34m at 4.44 g/t Au** from 46m in RC 970
    - **20m at 4.01 g/t Au** from surface in RC 941
    - **37m at 3.15 g/t Au** from 65m in RC 945
    - **35m at 3.05 g/t Au** from 85m in RC 951

- Detailed helicopter-borne magnetic/radiometric geophysical surveys highlighted **numerous alteration anomalies and targets indicative of gold and gold/copper deposits** throughout the Tabar Island Group.

- Optimised Feasibility Study on target for completion in July 2005.

- RMB Resources mandated to arrange finance for the proposed Simberi Oxide Gold Project

## REPORT FOR THE QUARTER ENDED 31 MARCH 2005

### SETTLEMENT OF ACQUISITION OF JOINT VENTURE INTERESTS

### PLACEMENT AND SHAREHOLDER PURCHASE PLAN

On 28 February 2005 ALD announced the completion of a fully subscribed placement which raised $9 million.

Further to the placement, on 11 March 2005 the Company announced the closure of a strongly subscribed Shareholder Purchase Plan (SPP) which resulted in shares being allocated to applicants on a pro-rata basis and total funds being accepted from the SPP of $1.5 million.

Proceeds from the placement and SPP resulted in **total funds being accepted of $10.5 million**, satisfied by the issue of shares in the Company at $0.22 each.

Allied proposes to use the funds raised to progress the development of the Simberi Gold Project located in eastern Paua New Guinea.

Scheduled work programmes include;

- completing exploration and reserve definition at the Sorowar oxide gold deposit on Simberi Island during May 2005,
- accelerating exploration for sulphide and additional oxide gold deposits throughout the Tabar Island Group commencing in May 2005 and
- finalising the Simberi Oxide Gold Project Feasibility Study during July 2005 as a precursor to project development.

**SIMBERI MINING PROJECT – ML136**

**Sorowar Drilling Project**

Phase 2 – Southern Portion of Sorowar Deposit

During the quarter, a 44 hole (3,696 metres) Phase 2 RC drilling programme to define and test extensions to mineralisation proximal to the currently designed pit was completed at the southern end of the Sorowar oxide gold deposit.

All assay results have been received, confirming that robust mineralisation continues to the west and below the current pit design. There is a high expectation that much of this newly identified gold mineralisation will further increase the dimensions of the Sorowar gold resource, ultimately resulting in increased reserves and gold production.

A large number of the drillholes were located up to 100 metres to the west of the 2003 Feasibility Study proposed pit boundary. As a result of this work, a previously unknown 30m to 40m wide westerly dipping, strongly mineralised structure (with subordinate parallel mineralised structures) has been discovered to the west of the Sorowar deposit (e.g. RC 945-946, 950-952, 965).

This significant mineralised structure is open along strike and at depth and accordingly, an extra eight deep RC drillholes were drilled to further evaluate the strike and depth extent of this zone of mineralisation. Results from these additional drillholes are yet to be received.

Some of the most outstanding results from the Phase 2 programme include;

- **16m at 4.68 g/t gold** from 47m in RC 932 (from overall result of **80m at 1.82 g/t gold** from surface).
- **20m at 4.01 g/t gold from surface** in RC 941 (from overall result of **81m at 1.27 g/t gold** from surface).
- **12m at 4.49 g/t gold** from 12m in RC 942 (from overall result of **90m at 1.29 g/t gold** from surface).
- **45m at 6.26 g/t gold** from 37m in RC 943 (from overall result of **90m at 3.38 g/t gold** from surface).
- **37m at 3.15 g/t gold** from 65m in RC 945 (from overall result of **109m at 1.32 g/t gold** from surface).
- **35m at 3.05 g/t gold** from 85m (including **10m at 6.06 g/t gold** from 101m) in RC 951 (from overall result of **120m at 1.36 g/t gold** from surface).
- **31m at 8.01 g/t gold** from 23m (including **9m at 25.0 g/t gold** from 37m) in RC 957 (from overall result of **80m at 3.39 g/t gold** from surface).
- **25m at 4.67 g/t gold** from 69m in RC 969 (from overall result of **100m at 1.26 g/t gold** from surface).

- **34m at 4.44 g/t gold** from 46m in RC 970 (from overall result of **80m at 2.32 g/t gold** from surface).
- **13m at 5.88 g/t gold** from 21m in RC 972 (from overall result of **100m at 2.56 g/t gold** from surface), and;
- **24m at 5.38 g/t gold** from 71m (including **10m at 11.3 g/t gold** from 80m) in RC 972.

Details of the most significant results from the Phase 2 programme are tabled below and a plan with drillhole locations is appended to this report.

*Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)*

| Drillhole | Northing (mN) local grid | Easting (mE) local grid | Dip/Azimuth (°) local grid | Interval (m) | Intersection (m @ g/t Au) | Mineralisation Type |
|---|---|---|---|---|---|---|
| RC932 | 1,390 | 200 | -60°/090° | 0-80 (eoh) | **80 @ 1.82** | oxide 0-80m |
| | | | *including* | 0-21 | **21 @ 2.84** | oxide |
| | | | *including* | 47-63 | **16 @ 4.68** | oxide |
| RC933 | 1,410 | 180 | -60°/090° | 0-64 (eoh) | **64 @ 0.62** | oxide 0-26m<br>trans 26-31m<br>sulphide 31-64m |
| | | | *including* | 0-20 | **20 @ 1.15** | oxide |
| RC941 | 1,230 | 245 | -60°/090° | 0-81 (eoh) | **81 @ 1.27** | oxide 0-24m<br>trans 24-27m<br>oxide 27-81m |
| | | | *including* | 0-20 | **20 @ 4.01** | oxide |
| | | | *including* | 28-30 | **2 @ 2.37** | oxide |
| | | | *including* | 36-44 | **8 @ 1.29** | oxide |
| RC942 | 1,260 | 230 | -60°/090° | 0-90 (eoh) | **90 @ 1.29** | oxide 0-72m<br>trans 72-76m<br>oxide 76-80m<br>sulphide 80-90m |
| | | | *including* | 0-55 | **55 @ 2.08** | oxide |
| | | | *with* | 12-24 | **12 @ 4.49** | oxide |
| RC943 | 1,250 | 190 | -60°/090° | 0-90 (eoh) | **90 @ 3.38** | oxide 0-3m<br>sulphide 3-6m<br>oxide 6-82m<br>sulphide 82-90m |
| | | | *including* | 37-82 | **45 @ 6.26** | oxide |
| | | | *with* | 61-70 | **9 @ 25.6** | oxide |
| RC944 | 1,290 | 160 | -60°/090° | 0-80 (eoh) | **80 @ 0.66** | oxide and sulph 0-39m<br>oxide and minor sulph 39-90m |
| | | | *including* | 7-12 | **5 @ 1.50** | oxide and tr sulph |
| | | | *including* | 44-80 | **36 @ 1.10** | oxide and tr sulph |

| Drillhole | Northing (mN) local grid | Easting (mE) local grid | Dip/Azimuth (°) local grid | Interval (m) | Intersection (m @ g/t Au) | Mineralisation Type |
|---|---|---|---|---|---|---|
| RC945 | 1,270 | 155 | -60°/090° | 0-109 (eoh) | **109 @ 1.32** | oxide 0-14m<br>sulphide 14-22m<br>oxide 22-37m<br>sulphide 37-56m<br>oxide 56-93m<br>trans, sulph and oxide 93-109m |
| | | | *including* | 7-16 | **9 @ 1.64** | oxide and tr sulph |
| | | | *including* | 65-102 | **37 @ 3.15** | oxide and tr sulph |
| RC946 | 1,330 | 145 | -60°/090° | 0-80 (eoh) | **80 @ 0.95** | oxide 0-9m<br>sulphide 9-16m<br>oxide 16-75m<br>sulphide 75-79m<br>oxide 79-80m |
| | | | *including* | 21-66 | **45 @ 1.36** | oxide |
| | | | *including* | 69-75 | **6 @ 1.06** | oxide |
| | | | *including* | 79-80 | **1 @ 1.81** | oxide |
| RC947 | 1,370 | 150 | -60°/090° | 0-101 (eoh) | **101 @ 0.76** | oxide 0-73m<br>sulphide 73-83m<br>oxide 83-85m<br>sulphide 85-96m<br>oxide 96-101m |
| | | | *including* | 46-66 | **20 @ 1.21** | oxide |
| | | | *including* | 82-89 | **7 @ 1.15** | sulph and oxide |
| | | | *including* | 95-101 | **6 @ 3.77** | oxide and tr sulph |
| RC948 | 1,410 | 155 | -60°/090° | 0-80 (eoh) | **80 @ 0.89** | oxide 0-17m<br>sulphide 17-22m<br>trans 22-27m<br>oxide 27-60m<br>sulphide 60-80m |
| | | | *including* | 29-63 | **24 @ 1.74** | oxide and tr sulph/trans |
| RC950 | 1,390 | 120 | -60°/090° | 0-90 (eoh) | **90 @ 0.72** | oxide 0-5m<br>sulphide 5-16m<br>trans 16-18m<br>oxide 18-63m<br>sulphide, oxide and trans 63-90m |
| | | | *including* | 49-65 | **16 @ 1.32** | oxide and tr sulph |
| | | | *including* | 77-89 | **12 @ 2.41** | oxide |
| RC951 | 1,370 | 120 | -60°/090° | 0-120 (eoh) | **120 @ 1.36** | oxide 0-4m<br>sulph and oxide 4-29m<br>oxide and minor trans 29-120m |
| | | | *including* | 35-46 | **11 @ 1.56** | oxide |
| | | | *including* | 50-67 | **17 @ 1.18** | oxide |
| | | | *including* | 85-120 | **35 @ 3.05** | oxide and tr trans |
| | | | *with* | 101-111 | **10 @ 6.06** | oxide and tr trans |

| Drillhole | Northing (mN) local grid | Easting (mE) local grid | Dip/Azimuth (°) local grid | Interval (m) | Intersection (m @ g/t Au) | Mineralisation Type |
|---|---|---|---|---|---|---|
| RC952 | 1,350 | 105 | -60°/090° | 0-90 (eoh) | **90 @ 1.20** | oxide 0-6m<br>sulphide 6-15m<br>oxide 15-17m<br>trans 17-24m<br>oxide 24-90m |
| | | | *including* | 36-71 | **35 @ 1.86** | oxide |
| | | | *including* | 81-90 | **9 @ 2.33** | oxide |
| | | | *with* | 63-66 | **3 @ 8.67** | oxide |
| | | | *and* | 82-86 | **4 @ 4.19** | oxide |
| RC953 | 1,310 | 125 | -60°/090° | 0-80 (eoh) | **80 @ 0.79** | oxide 0-9m<br>sulphide 9-12m<br>oxide 12-18m<br>sulphide 18-21m<br>oxide 21-80m |
| | | | *including* | 6-19 | **13 @ 1.83** | oxide and minor sulph |
| | | | *including* | 69-80 | **11 @ 2.78** | oxide |
| RC954 | 1,330 | 170 | -60°/090° | 0-60 (eoh) | **60 @ 0.69** | oxide 0-46m<br>trans and sulph 46-54m<br>oxide 54-57m<br>sulphide 57-60m |
| | | | *including* | 15-33 | **18 @ 1.63** | oxide |
| RC957 | 1,330 | 240 | -60°/090° | 0-80 (eoh) | **80 @ 3.39** | oxide 0-52m<br>trans and oxide with tr sulph 52-80m |
| | | | *including* | 7-20 | **13 @ 1.21** | oxide |
| | | | *including* | 23-54 | **31 @ 8.01** | oxide and tr trans |
| | | | *with* | 37-46 | **9 @ 25.0** | oxide |
| RC962 | 1,310 | 210 | -60°/090° | 0-80 (eoh) | **80 @ 0.48** | oxide 0-15m<br>trans 15-18m<br>sulphide 18-41m<br>oxide 41-48m<br>trans 48-52m<br>sulphide 52-60m<br>oxide 60-80m |
| | | | *including* | 73-80 | **7 @ 2.71** | oxide |
| RC963 | 1,350 | 180 | -60°/090° | 0-80 (eoh) | **80 @ 0.48** | oxide 0-32m<br>sulphide 32-35m<br>oxide 35-39m<br>trans 39-41m<br>sulphide 41-75m<br>oxide 75-80m |
| | | | *including* | 3-5 | **2 @ 2.09** | oxide |
| | | | *including* | 9-27 | **8 @ 1.23** | oxide |
| RC965 | 1,450 | 105 | -60°/353° | 0-70 (eoh) | **70 @ 1.72** | oxide 0-6m<br>sulphide 6-16m<br>oxide 16-30m |

| Drillhole | Northing (mN) local grid | Easting (mE) local grid | Dip/Azimuth (°) local grid | Interval (m) | Intersection (m @ g/t Au) | Mineralisation Type |
|---|---|---|---|---|---|---|
| | | | | | | sulphide 30-70m |
| | | | *including* | 15-17 | **2 @ 1.61** | sulphide |
| | | | *including* | 22-67 | **45 @ 1.60** | oxide and trans/sulph |
| | | | *with* | 33-60 | **27 @ 3.46** | sulphide |
| | | | *with* | 35-44 | **9 @ 4.61** | sulphide |
| RC966 | 1,470 | 120 | -60°/353° | 0-80 (eoh) | **80 @ 0.76** | oxide 0-13m<br>sulphide 13-46m<br>trans 46-59m<br>oxide 59-65m<br>sulphide 65-80m |
| | | | *including* | 4-32 | **28 @ 1.60** | oxide and sulph |
| | | | *with* | 25-29 | **4 @ 4.93** | sulphide |
| | | | *including* | 40-42 | **2 @ 2.45** | sulphide |
| RC967 | 1,530 | 220 | -60°/090° | 0-100 (eoh) | **100 @ 0.46** | oxide 0-24m<br>trans 24-29m<br>oxide 29-81m<br>sulphide 81-85m<br>oxide 85-100m |
| | | | *including* | 60-71 | **11 @ 2.48** | oxide |
| RC969 | 1490 | 230 | -60°/090° | 0-100 (eoh) | **100 @ 1.26** | oxide 0-56m<br>tran/sulph 56-65m<br>oxide 65-79m<br>Trans and sulp with tr oxide 79-100m |
| | | | *including* | 69-94 | **25 @ 4.67** | oxide and trans/sulph |
| RC970 | 1,470 | 235 | -60°/090° | 0-80 (eoh) | **80 @ 2.32** | oxide 0-80m |
| | | | *including* | 18-22 | **4 @ 6.93** | oxide |
| | | | *including* | 46-80 | **34 @ 4.44** | oxide |
| | | | *with* | 56-58 | **2 @ 23.5** | oxide |
| | | | *with* | 68-73 | **5 @ 13.3** | oxide |
| RC972 | 1,430 | 250 | -60°/090° | 0-100 (eoh) | **100 @ 2.56** | oxide 0-31m<br>trans and oxide 31-41m<br>sulphide 41-47m<br>sulph and oxide and trans 47-56m<br>oxide 56-71m<br>oxide and trans 71-100m |
| | | | *including* | 0-14 | **14 @ 1.06** | oxide |
| | | | | 21-34 | **13 @ 5.88** | oxide and trans |
| | | | | 47-51 | **4 @ 1.09** | oxide and trans |
| | | | | 60-68 | **8 @ 1.52** | oxide |
| | | | | 71-95 | **24 @ 5.83** | oxide and trans |
| | | | *with* | 80-90 | **10 @ 11.3** | oxide and trans |

Phase 3 – Northern Portion of Sorowar Deposit

The third phase of RC drilling comprising 68 drillholes for 5,475 metres to test for extensions to mineralisation to the west, east and below the northern portion of the Sorowar gold deposit has now been completed. Sample analysis is underway with all results expected by mid-May.

An indicative timetable for project development is;

- **May 2005** Finalise Sorowar reserve definition
- **July 2005** Completion of definitive Feasibility Study<br>Completion of Rand due diligence<br>Completion of loan documentation process<br>Close facility documentation
- **August 2005** Award construction contract
- **Quarter 3 2006** Commission oxide gold project with initial production >50,000oz pa

**TABAR ISLANDS GOLD PROJECT – EXPLORATION OUTLOOK**

- <u>Simberi Oxide Resources</u>

- <u>Simberi Sulphide Resources</u>

To further compliment the recently acquired, high quality aeromagnetic/radiometric geophysical data over the Tabar Island Group, ground induced polarisation ("IP") surveys are scheduled to commence in May 2005.

30.5 line kilometres of pole–dipole IP surveys are scheduled to be carried out on Simberi Island to supplement the existing gradient array IP data with deep penetrating infill and extension survey data.

On Tatau Island, a further 27 line kilometres of pole-dipole IP data will be acquired to target and locate sulphide mineralisation which may be sourcing occurrences of surface oxide gold mineralisation.

Also commencing in May, deep RC and diamond drilling is scheduled for the Sorowar and Pigiput deposits with the main emphasis on targeting deep-seated sulphide gold mineralisation. The drilling equipment is scheduled to be mobilised to Tatau Island during the third quarter of the year to test gold and gold/copper targets already identified and those which are expected to be generated from the ground IP surveys.

## <u>RED DAM OPTION</u>

On 27 July 2004, Allied entered into an Option Agreement with Siberia Mining Corporation Limited ("SMC") for the sale of the Red Dam Gold Project. On 8 March 2005 SMC paid a fee of $100,000 to Allied for an extension to the Option whereby SMC have the right to exercise the Option at any time prior to 27 July 2005 by payment of $850,000.

300 mE
1400 mN
1400 mN
RC967
RC969
RC970
RC966
RC965
RC972
RC933
RC932
RC951
RC947
RC952
RC963
RC954
RC957
RC946
RC962
RC953
RC944
RC945
RC942
RC943
RC941
300 mE
SIMBERI MINING JOINT VENTURE
Sorowar Gold Deposit
Tabar Islands Group - PNG
Selected Phase 2 Drillholes

**Appendix 5B**
**Mining exploration entity quarterly report**

*Rule 5.3*

# Appendix 5B

## Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

| ALLIED GOLD LIMITED |
|---|

| ABN | Quarter ended ("current quarter") |
|---|---|
| 86 104 855 067 | 31 March 2005 |

### Consolidated statement of cash flows

| | **Cash flows related to operating activities** | Current quarter $A'000 | Year to date ( 9 months) $A'000 |
|---|---|---|---|
| 1.1 | Receipts from product sales and related debtors | | |
| 1.2 | Payments for | | |
| | (a) exploration and evaluation | (989) | (1,839) |
| | (b) development | | |
| | (c) production | | |
| | (d) administration | (193) | (797) |
| | (e) other | | |
| 1.3 | Dividends received | | |
| 1.4 | Interest and other items of a similar nature received | 53 | 66 |
| 1.5 | Interest and other costs of finance paid | | |
| 1.6 | Income taxes paid | | |
| 1.7 | Other – option fees re sale of MMPEU, and sale of Red Dam Project | 97 | 181 |
| | **Net Operating Cash Flows** | **(1,032)** | **(2,389)** |
| | **Cash flows related to investing activities** | | |
| 1.8 | Payment for purchases of: | | |
| | (a) prospects | | |
| | (b) equity investments | - | (48) |
| | (c) shares in listed companies | | |
| | (d) Nord acquisition transaction costs | - | (685) |
| | (e) other fixed assets | (15) | (63) |
| 1.9 | Proceeds from sale of: | | |
| | (a) prospects | | |
| | (b) equity investments | | |
| | (c) other fixed assets | | |
| 1.10 | Cash acquired on purchase of controlled entity | - | 43 |
| 1.11 | Loans repaid by other entities | | |
| 1.12 | Funds paid into deposit pending acquisition of interests | - | (271) |
| | **Net investing cash flows** | **(15)** | **(1,024)** |
| 1.13 | Total operating and investing cash flows (carried forward) | **(1,047)** | **(3,413)** |

+ See chapter 19 for defined terms.

30/9/2001 Appendix 5B Page 1

**Appendix 5B**
**Mining exploration entity quarterly report**

| | | | |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | **(1,047)** | **(3,413)** |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | 11,000 | 12,680 |
| 1.15 | Refund of oversubscriptions in share issues | - | (15) |
| 1.16 | Proceeds from borrowings | - | 300 |
| 1.17 | Repayment of borrowings | | |
| 1.18 | Dividends paid | | |
| 1.19 | Other – costs of capital raising | (491) | (568) |
| | **Net financing cash flows** | **10,509** | **12,397** |
| | **Net increase (decrease) in cash held** | **9,462** | **8,984** |
| 1.20 | Cash at beginning of quarter/year to date | 503 | 981 |
| 1.21 | Exchange rate adjustments to item 1.20 | | |
| 1.22 | **Cash at end of quarter** | **9,965** | **9,965** |

## Payments to directors of the entity and associates of the directors
## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 52 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | Nil. |

1.25 Explanation necessary for an understanding of the transactions

Directors fees to Mr Mark Caruso $7,500
Remuneration paid to Mr Jeff Moore $33,231.
Consulting fees paid to Mr David Lymburn $12,000.

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

+ See chapter 19 for defined terms.

Appendix 5B Page 2 30/9/2001

**Appendix 5B**
**Mining exploration entity quarterly report**

## Financing facilities available

*Add notes as necessary for an understanding of the position.*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | - | - |
| 3.2 | Credit standby arrangements | | |

## Estimated cash outflows for next quarter

| | | $A'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 1,000 |
| 4.2 | Development | |
| | **Total** | **1,000** |

# Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 4,965 | 459 |
| 5.2 | Deposits at call | 5,000 | - |
| 5.3 | Bank overdraft | | |
| 5.4 | Other (provide details) | | |
| | **Total: cash at end of quarter** (item 1.22) | **9,965** | **459** |

## Changes in interests in mining tenements

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | | | | |
| 6.2 | Interests in mining tenements acquired or increased | | | | |

+ See chapter 19 for defined terms.

30/9/2001 Appendix 5B Page 3

**Appendix 5B**
**Mining exploration entity quarterly report**

## Issued and quoted securities at end of current quarter

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | **Preference +securities** *(description)* | | | | |
| 7.2 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions | | | | |
| 7.3 | **+Ordinary securities** | 120,569,817 | 118,414,676 | | |
| 7.4 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs | 19,000<br>51,000,193 | 19,000<br>51,000,193 | $0.20<br>$0.22 | $0.20<br>$0.22 |
| 7.5 | **+Convertible debt securities** *(description)* | | | | |
| 7.6 | Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted | | | | |
| 7.7 | **Options** *(description and conversion factor)* | 24,567,411 | 24,567,411 | *Exercise price*<br>$0.20 | *Expiry date*<br>30 June 2007 |
| 7.8 | Issued during quarter | 1,000,000 | 1,000,000 | $0.20 | 30 June 2007 |
| 7.9 | Exercised during quarter | | | | |
| 7.10 | Expired during quarter | | | | |
| 7.11 | **Debentures** *(totals only)* | | | | |
| 7.12 | **Unsecured notes** *(totals only)* | | | | |

+ See chapter 19 for defined terms.

Appendix 5B Page 4 30/9/2001

**Appendix 5B**
**Mining exploration entity quarterly report**

## Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ............................................................ Date: 29 April 2005
(Director/Company secretary)

Print name: DAVID LYMBURN

## Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

30/9/2001 Appendix 5B Page 5

EXHIBIT 4

604 page 1/2 15 July 2001

# Form 604

**Corporations Act 2001**
**Section 671B**

## Notice of change of interests of substantial holder

To Company Name/Scheme ALLIED GOLD LIMITED

ACN/ARSN 104 855 067

**1. Details of substantial holder(1)**

Name MINERAL COMMODITIES LIMITED

ACN/ARSN (if applicable) 008 478 653

There was a change in the interests of the substantial holder on 27/03/2005

The previous notice was given to the company on 28/01/2004

The previous notice was dated 28/01/2004

**2. Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| Class of securities (4) | Previous notice | | Present notice | |
|---|---|---|---|---|
| | Person's votes | Voting power (5) | Person's votes | Voting power (5) |
| ORDINARY | 5,697,150 | 19.99% | 13,782,596 | 11.43% |
| | | | | |

**3. Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (6) | Consideration given in relation to change (7) | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| Annexure | Annexure | Annexure | Annexure | ORD | Annexure |
| | | | | | |
| | | | | | |

**4. Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Nature of relevant interest (6) | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| Mineral | Mineral | Mineral | Direct | Ord | 13,782,596 |
| Commoditie | Commodities | Commodities | | | |
| | | | | | |

604 page 2/2 15 July 2001

**5. Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| | |
| | |

**6. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| Mineral Commodities | Unit 15, 51-53 Kewdale Road, Welshpool, WA 6106 |
| | |

## Signature

print name DAVID LYMBURN capacity COMPANY SECRETARY

**sign here** date 8 / 04 /2005

**DIRECTIONS**

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A"

# MINERAL COMMODITIES LIMITED
## SUBSTANTIAL SHAREHOLDING IN ALLIED GOLD LIMITED

| Date of change | Person whose relevant interest changed | Nature of change | Consideration given in relation to the change | Class of securities | Number of securities | Votes affected |
|---|---|---|---|---|---|---|
| 15/10/2004 to 29/11/2004 | Mineral Commodities Limited | On market purchases | 117,346 | Ord | 480,000 | 480,000 |
| 30-Nov-04 | Mineral Commodities Limited | Conversion of notes | 738,971 | Ord | 4,805,446 | 4,805,446 |
| 2/12/2004 to 11/2/2005 | Mineral Commodities Limited | On market purchases | 328,284 | Ord | 1,250,000 | 1,250,000 |
| 23-Feb-05 | Mineral Commodities Limited | Prospectus offer | 341,000 | Ord | 1,550,000 | 1,550,000 |
| | | | | | TOTAL OF THESE CHANGES | 8,085,446 |
| | | | | | TOTAL HOLDING BEFORE THESE CHANGES | 5,697,150 |
| | | | | | TOTAL HOLDING AFTER THESE CHANGES | 13,782,596 |
| | | | | | TOTAL SHARES ON ISSUE | 120,569,817 |
| | | | | | % INTEREST | 11.43% |

This is annexure "A" of 1 pages referred to in form 603 signed by me and dated 8 April 2005

8/4/2005

ALD substantial interest 8/04/2005